Prime Number Capital LLC
12 E 49 St, Floor 27,
New York, NY 10017

September 28, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Gibbs-Tabler
Jan Woo
Megan Akst
Christine Dietz

Re:	Republic Power Group Ltd. (the “Company”)
Registration Statement on Form F-1, as amended
Filed July 21, 2022
File No. 333-266256

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Prime Number Capital LLC, as the underwriter of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on September 29, 2023 at 4:30 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting as the underwriter, wish to advise you that, through September 28, 2023, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated September 27, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

PRIME NUMBER CAPITAL LLC

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	Chairwoman

[Signature Page to the Acceleration Request Letter—Underwriter]